

June 20, 2014

Via E-mail
Robert Schubenski
Chief Executive Officer
Blackcraft Cult, Inc.
1030 Main Street, Unit B
Orange, CA 92867

>   **Re: Blackcraft Cult, Inc.**
>   **Amendment No. 1 to Current Report on Form 8-K**
>   **Filed June 5, 2014**
>   **File No. 000-183011**

Dear Mr. Schubenski:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing an amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Description of Business, page 4

1.   Please provide the more detailed discussion of your proposed business plan requested in prior comment 1, including each milestone needed to implement your business plan, the estimated time frame for each milestone and the estimated costs associated with each milestone. Discuss the funding that may be required to undertake your business plan.

General Business Development, page 4

2.   We note your response to comment 2. Please revise to include the information in your response as disclosure in the General Business Development section in the Form 8-K. Please advise us why BEI determined to loan the public company funds in January 2014

prior to Mr. Schubenski and Mr. Somers determining to merge BEI with the public company.

3. Please provide additional disclosure regarding the merger negotiations from March 17, 2014 through March 27, 2014 and identify the persons involved in the negotiations for the public company.

4. We note your statement that "an estimated 30 million people worldwide have been influenced by not only the image, but more importantly, by the idea of the Company." Please provide a reasonable basis for your belief or revise to delete the disclosure as appropriate.

Mobile Application…, page 7

5. You may not incorporate disclosure by reference to your website www.BCZodiac.com without including the disclosure on that website as part of your report. Refer to Securities Exchange Act Rule 12b-23 and footnotes 41 and 42 in Securities Act Release 33-7856 for guidance. Please revise as appropriate. Also, explain clearly how your Blackcraft Zodiac app works.

Competition, page 8

6. Please provide support for your claim regarding millions of followers.

7. Please clarify in which category of fashion you consider the company to be a forerunner, as you indicate in the last paragraph on page 8.

8. Please reconcile your claim regarding extensive experience in the fashion, music and entertainment industry with the disclosure provided on page 26.

9. Please revise to address the company's competitive position in the industry.

Intellectual Property, page 9

10. Please clarify in what countries you are seeking protection for your intellectual property. We note your statement on page 11 that you are seeking to register your trademarks internationally.

Management's Discussion and Analysis…, page 20

Liquidity and Capital Resources, page 21

11. As noted in comment 1 above and in prior comment 15 your liquidity discussion should address your liquidity requirements, in quantified terms, on both a short-term (12 months) and long-term basis. Your discussion should disclose how you plan to address your

immediate funding needs and the funds necessary to achieve your business plan. Please revise accordingly.

Transactions with Related Parties, page 29

12.   We note your response to prior comment 22 and we reissue the comment. Please revise to address the related person's ownership interest of BEI on January 24, 2014, the amount of the ownership interests in BEI and how those persons are related to the company. Specifically clarify the relationships between the related parties and BEI prior to the merger. We note you continue to disclose that BEI is owned and controlled by officers and directors of the company. Also clarify the amount of the loan that is outstanding as of the latest practicable date.   See Item 404 of Regulation S-K.

13.   Refer to prior comment 23. Item 601(b)(10) of Regulation S-K is not limited to agreements that are in place at this time. Please file the requested exhibits.

Promoters and Certain Control Persons, page 30

14.   Refer to comment 24. Please tell us how you determined that you did not have any promoters. Refer to the definition of a promoter set forth in Securities Act Rule 405.

Market Information, page 31

15.   We note your statement that "our common stock is traded in the OTC Markets QB (OTCQB), under the symbol "MRCD'. We have been eligible to participate in the OTCQB since December 18, 2013 …." We also note that a search on the OTC Markets website indicates that the company's trading symbol is BLCK and that the common stock is traded on the OTC Pink sheets. Please revise or advise as appropriate.

Recent Sales of Unregistered Securities, page 31

16.   Please expand your response to prior comment 26 to clarify the basis for your belief that the recipients of the securities had such knowledge and experience in your financial and business matters that they were capable of evaluating the merits and risks of the investment.

Financial Statements

Pro Forma Statement of Operations, page 47

17.   We note your response to our prior comment 32. After the reverse recapitalization Blackcraft Cult, Inc. will be a taxable entity. Please revise to present a pro forma provision (or benefit) for income taxes or tell us why you believe such disclosure is not necessary.

Note 2. Pro-Forma Adjustments, page 48

18.   We note you have not fully responded to our prior comment 33 so we are reissuing it. Please clearly label all pro forma adjustments and provide a corresponding narrative to the financial statements.   If any individual amount of adjustment aggregates or nets multiple items, please provide the individual items and explanation of each item in a note. It is often helpful to reference the pro forma adjustments to the corresponding description of the adjustment. For example, what does the pro forma adjustment to cash consist of and how was it calculated; if the amount of the adjustment presented aggregates multiple individual adjustments, please state each adjustment separately (in amount and nature) in an explanatory note and ensure the total amount in each explanatory note agrees to the total amount of the adjustment. Provide the same level of disclosure for the pro forma adjustments to common stock, additional paid-in capital, and retained earnings.

Form 10-Q for the three months ended March 31, 2014

Financial Statements, page 3

19.   In view of the significant changes in equity that occurred as a result of the recent reverse recapitalization, please revise to provide a statement of stockholders' equity for the interim period or disclose the activity in the equity accounts during the interim period in a note to the financial statements. Refer to Rule 8-03(b)(1) of Regulation S-X.

Balance Sheets, page 3

20.   Since the retained earnings balance as of December 31, 2013 consists of the accumulated earnings of a nontaxable entity, please revise to reclassify this entire balance to additional paid-in capital. Further, please revise as necessary such that the retained earnings balance as of March 31, 2014 includes only the earnings accumulated since the entity became a taxable entity.

Item 4T. Controls and Procedures, page 16
Evaluation of Disclosure Controls and Procedures, page 16

21.   Please revise to provide a clear and unambiguous conclusion of management regarding the effectiveness of disclosure controls and procedures. Refer to Item 307 of Regulation S-K. Note also that temporary Item 4T expired on June 30, 2010 and is now referred to as Item 4.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dee Dee Hurst, Staff Accountant, at (202) 551-3681 or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc (via email): Donald Stoecklein, Esq.